OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Quad Marine, Inc.

P.O. Box 1434
El Segundo, CA 90245

www.QuadMarine.com



Up to 100,000 Shares of Common Stock

THE OFFERING

Maximum 100,000 shares of common stock ($1,000,000)

Minimum 1000 shares of common stock ($10,000)

Company	Quad Marine, Inc.
Corporate Address	P.O. Box 1434, El Segundo 90245
Description of Business	Quad Marine will manufacture a line of electric-powered watercraft that exploit emerging technologies from the electric vehicle industry . Our products will offer the benefits of clean, quiet, electric propulsion, combined with industry-leading performance, safety, and accommodation space.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$10
Minimum Investment Amount (per investor)	250

Perks

$10,000+ Invitation to launch party of first hull, and listing as backer on **Quad Marine** web site.

$50,000+ Dinner cruise on board Quad 44, listing as Gold backer on web site.

$100,000 Overnight cruise for two on Quad 44, and listing as Platinum backer on **web** site.

All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment

commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Quad Marine was founded to design and market the world's most advanced electric recreational watercraft. The company will capitalize on recent advances in electric and solar technology to establish a leadership position in the recreational marine industry, in the same way that Tesla has in the automotive industry.

As the marine industry transitions to electric power, there is an excellent window of opportunity to produce the next generation of clean, quiet, and reliable recreational watercraft. Established boat builders will be simply retrofitting their existing designs to replace outdated diesel technology. Quad Marine is taking a leap ahead of the competition by introducing a 100% new design that is fundamentally superior to the traditional designs in performance, safety, and accommodation space.

The target market for our electric watercraft is a $500 million/year industry, so our business has excellent growth potential. Based on the strength of our flagship product, whose performance and specifications we believe are objectively better than competing products, we anticipate capturing a substantial market share in the first few years of operation.

Our financial projection anticipates revenue of $0.4 million, $2 million, and $3.2 million for the first three years of operation. These numbers are based on a tentative production schedule that calls for the first boat to enter production in Q1 2018, and the 10th boat to enter production in Q4 2020. Hull #1 will be retained by the company for development and marketing purposes, so no revenue will be generated until the sale of the second boat. Growth rate is anticipated to increase substantially during the third year of operation as the company gains greater customer awareness, and as we plan to start offshore production to accommodate customers in foreign markets and lower our production cost.

The company's current assets include a structurally-complete Quad 44 CAD model which provides a direct path to production using CAM (computer aided manufacturing) techniques. The company owns the QuadMarine.com domain, and all media associated with the company web site. Additional IP assets include two US Patents that are pending review by the USPTO.   All assets were transferred to Quad Marine by legal agreement executed upon the company's incorporation in Delaware.

There is no pending litagation against the company.

The team

Officers and directors

| Steve Salani | CEO |

Steve Salani

Steve Salani, CEO, is the founder of four technology-oriented businesses over the past 30 years. Starting with an engineering degree from UC Santa Barbara (BSEE 1980), Steve's skill set has expanded to include hardware design, software development, database design, 2D graphic design, and 3D computer modeling. Steve is the author of four US technology patents (2 granted, 2 pending). His sailing experience includes 10 years membership with Fairwind Yacht Club in Marina Del Rey (2000-2010), bareboat charter in the BVI, and multiple cruises to Catalina island. Steve has invested over 10 years in the design and development of Quad Marine's flagship product, the Quad 44, and currently serves as CEO. Previous work experience includes a position as CEO/founder of Xetabase, a provider of database development and support services, and CEO/founder of Orchestra.Net, a provider of remote audio production services (both companies are DBAs of parent corporation Venture Fourth, a California S-corporation).

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Transition from Design Phase to Production** Quad Marine is well past the startup stage, as we have invested several years developing our flagship product the Quad 44. As with all manufacturing operations, there is a risk of delays as a product moves from the design phase to production. In the case of the Quad 44, all development was performed using 3D CAD tools, and the digital CAD model provides a direct path to production, thereby mitigating the risk of encountering difficulties as production begins.
- **Economic Downturn** The company's products are targeted to the recreational marine market, which is subject to the general economic environment. A severe economic downturn would temporarily slow down the entire recreational marine industry, including the sale of the company's products. The company anticipates a significant amount of revenue from foreign customers, and is therefore subject to variations in exchange rates that could adversely affect revenue in foreign markets.
- **Securing Funds to Finance Production** The launch of new watercraft requires a substantial investment in production tooling and equipment, so it's important that we raise most or all of our target fundraising goal to successfully launch the first hull. It will be more difficult to secure orders for the product without a demonstration model that can be reviewed and evaluated by potential customers.
- **Appropriation of Product Design / Features** There is some risk of competitors copying the design innovations and features introduced in the Quad 44, however the company has filed for patent protection to reduce this risk and secure our IP and competitive advantage. It is possible that some portions of the applications

- may not be allowed, or competitors may be able to design around our claims, or may attempt to invalidate the patents through legal challenge. These events may adversely affect the Company's value, and may result in unforeseen expenses for legal fees to counter the appropriation of IP.
- **Procurement of Parts and Materials** Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Quad Marine has make an effort to minimize this risk. Delay in obtaining require materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering rework that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components as much as possible.
- **Performance and Reliability of Contractors** The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.
- **Forward Looking Information** Management has made use of marketing and sales projections based on its own information as well as projections from outside sources. These projections are believed to be reasonable but cannot be guaranteed, due to circumstances beyond management's control. Market growth rates projected by government and other sources are estimates and may be lower than anticipated, resulting in reduced company revenue within the coming decade.
- **Marketing Campaign Risks** Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the new design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.
- **Proprietary Technology Risk from Competitors** Should any of the marine industry competitors develop a proprietary technology that provides a performance advantage (e.g. battery storage technology) this could adversely affect Quad Marine's ability to compete. At this time and into the foreseeable future, the marine industry's adoption of electric technologies is driven by automotive technology. The high cost of R&D and specialized production required for new technologies makes it unlikely that any of the established marine industry players will be develop proprietary battery, solar, or electric motor technologies.
- **Expansion and Retention of Management Team** The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to a production manager and a marketing manager. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

- **Marketability of Securities** In order to realize financial gain from investment in Quad Marine, it may be necessary to hold the investment for several years. At present there is no established market for the securities, and there is no guarantee of a future market. We do not foresee issuing dividends to investors, as we intend to re-invest profits into the company to build market share and revenue.
- **Product Liability** All marine manufacturers face a potential risk of customer injury or death related with use of the product. The company may incur legal fees as a result of a customer incident, regardless of the validity of any claim. Management has made an effort to minimize this risk by making product safety and US Coast Guard compliance a priority throughout the design and testing process.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Steve Salani, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 400,000

  Our authorized capital stock consists of 1,000,000 shares of common stock with par value $.00001 per share. As of the date of the offering circular, 400,000 shares have been issued as founder stock.

  Voting Rights

  The holders of the common stock are entitled to one vote for each share held.

  Liquidation Rights.

  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Other Rights.

  Holders of common stock have no preferential,preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or

any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. The increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-07-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the production of the first Quad 44 and begin taking customer orders and deposits. Our financial projections, based on a maximum capital raise of $1,000,000, indicate that we can operate the business for 18 months without revenue.

The information present in the financial statements provided does not reflect production expenses; these will be incurred only after capital is secured and production begins.

Financial Milestones

The company will spend a majority of the funds raised on capital purchases related to the production of the Quad 44. Delivery of the first hull is targeted for the mid-2019, and production will continue to ramp into 2020.

Assuming that the required operating capital is raised, company management forecasts annual revenue of $0.4 million, $2 million, and $3.2 million, for the first three years of operation. These numbers are based a tentative production schedule that calls for the first boat to enter production in Q1 2018, and the 10th boat to enter production in Q4 2020. Hull #1 will be retained by the company for development and marketing purposes, so no revenue will be generated until the sale of the second boat.

Once the Quad 44 has successfully entered production, our first financial milestone will be achieving positive cash flow, which is anticipated by the end of 2019. At this point deposits and receivables from customer orders will sustain further operations and we do not foresee the need for additional investment capital.

Our second financial milestone will occur when an offshore production facility is online and has successfully completed its first Quad 44, which we anticipate in mid-2020. The offshore facility will provide the benefit of lower production cost, and make it easier to accommodate deliveries to foreign customers. There are multiple candidates for offshore facilities that we will evaluate once domestic production is in place.

Liquidity and Capital Resources

The company currently has no income as our product has not yet entered production. The company has minimal expenses as the design phase is largely complete, and will not incur appreciable expenses until funding is secured and production commences. If the company is unable to raise a substantial portion of the $1,000,000 fundraising goal, production will be deferred until additional capital is secured.

The company does not currently have access to other funding sources, such as business lines of credit or private investor commitments.

Securing a maximum raise of $1,000,000 is anticipated to cover operating expenses for 18 months, beyond which time the company expects to become cash-flow positive as customers place deposits on orders.

Indebtedness

There is a shareholder loan of $1,351, with one year maturity and APR of 1.29%.

Recent offerings of securities

None

Valuation

$4,000,000.00

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock reflects the opinion of the management of Quad Marine as to what a fair value would be.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds	$10,000	$1,000,000
StartEngine Fees (6% total fee)	$600	$60,000
Professional Fees	$0	$1,500
Net Proceeds	$9,400	$938,500
Use of Net Proceeds:		
Advertising/Marketing	$5,000	$52,500

Salaries & Admin Expense	$4400	$180,000
Consultant Fees	$0	$90,000
General Supplies	$0	$12,000
Capital Equipment	$0	$135,000
Travel Expenses	$0	$10,000
Production Mat'l/Labor	$0	$459,000
Total Use of Net Proceeds	$9,400	$938,500

We are seeking to raise a minimum of $10,000 and up to $1,000,000 in this offering through Regulation Crowdfunding. If our net proceeds reach the minimum target of $10,000, the funds will be used for advertising and management salaries in an effort to raise additional capital.

If we successfully raise our maximum amount of $1,000,000, we believe we will have sufficient funds to operate for 18 months and plan to use the net proceeds of approximately $940,000 over the course of that time to 1) Purchase tooling required to put the boat into production; 2) Assemble and test the first boat; and 3) Implement a marketing program to generate sales and achieve positive cash flow.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to management; Expenses labeled "Travel and Entertainment" for the purpose of trade conferences, exhibitions, and customer meetings.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on the Investor Information page of

the company website (www.QuadMarine.com). The annual reports will be available within 90 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quad Marine, Inc.

[See attached]



QUAD MARINE, INC.

FINANCIAL STATEMENTS

JULY 31, 2017

A. Stengel, Abselet & Company
Certified Public Accountants and Consultants

TABLE OF CONTENTS

A. STENGEL, ABSELET & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
11400 W. OLYMPIC BLVD. SUITE 630
LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 479-7777
www.stengelcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Quad Marine, Inc.
El Segundo, CA

We have reviewed the accompanying statement of assets, liabilities, and equity – tax basis of Quad Marine, Inc. (a corporation) as of July 31, 2017, and the related statement of revenues and expenses – tax basis, and cash flows for the four months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the tax-basis of accounting; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the tax-basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the tax-basis of accounting.

SUPPLEMENTAL INFORMATION

The accompanying Supplemental Information is not a required part of the financial statements and is presented only for purposes of additional analysis. The Supplemental Information has not been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, but were compiled from information that is the responsibility of management without audit or review. We do not express an opinion or any other form of assurance on the supplementary information.

A. Stengel, Abselet & Company

Los Angeles, CA
August 16, 2017

QUAD MARINE, INC.
STATEMENT OF ASSETS, LIABILITIES, AND
EQUITY - TAX BASIS
JULY 31, 2017

ASSETS

CURRENT ASSETS		
CASH	$	259
TOTAL CURRENT ASSETS		259
	$	259

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES			
SHAREHOLDER LOANS		$	1,351
STATE TAXES PAYABLE			175
TOTAL CURRENT LIABILITIES			1,526
STOCKHOLDERS' EQUITY			
CAPITAL STOCK - AUTHORIZED 1,000,000 SHARES WITH			
PAR VALUE $0.00001 PER SHARE; ISSUED AND			
OUTSTANDING, 400,000 SHARES	4		
RETAINED EARNINGS	-		
NET INCOME (LOSS)	(1,271)		
TOTAL STOCKHOLDERS' EQUITY			(1,267)
		$	259

QUAD MARINE, INC.
STATEMENT OF REVENUE AND EXPENSES
TAX BASIS
FOR THE PERIOD ENDED
JULY 31, 2017

REVENUES		
SALES	$	-
TOTAL REVENUE		-
OPERATING EXPENSES		1,096
NET INCOME (LOSS)		
BEFORE INCOME TAXES		(1,096)
OTHER REVENUE (EXPENSES)		
STATE INCOME TAXES		(175)
TOTAL OTHER REVENUE		
AND EXPENSES		(175)
NET INCOME (LOSS)	$	(1,271)

QUAD MARINE, INC.
STATEMENT OF CASH FLOWS
JULY 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$	(1,271)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATIONS		
INCREASE (DECREASE) IN ACCOUNTS PAYABLE		175
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(1,096)
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
PURCHASE OF PROPERTY AND EQUIPMENT		-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		-
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
CAPITAL STOCK		4
SHAREHOLDER LOANS		1,351
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		1,355
NET INCREASE (DECREASE) IN CASH		259
CASH AT BEGINNING		-
CASH AT END OF PERIOD	$	259

SUMMARY OF ACCOUNTING POLICIES

Nature of Operations
Quad Marine, Inc. ("Company") was founded on April 10, 2017 and has two patents under review with the United States Patent and Trademark Office. The Company business plan is to develop and market the proprietary information within the boating and marine industry. The Company is incorporated in the state of Delaware. As of the period ended July 31, 2017 the Company is in the development phase and has no revenue.

The Records
The Company maintains the books and records on the income tax basis of accounting with a calendar fiscal year.

Concentration of Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Fair Value of Financial Instruments
The Company's financial instruments consist principally of cash and accounts payable. The Company believes all of the financial instruments recorded values approximate current values.

Use of Estimates
The preparation of the financial statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Major Customers
The Company did not have any sales as of the end of the financial reporting period.

Revenue Recognition
The Company business model is to derive revenues from the sales of watercraft within the boating and marine industry.

Income Taxes
The provision for income taxes consists of federal and state income taxes currently payable. A summary of the provision follows:

Federal income taxes	$	0
State income taxes		225
	$	225

Contingencies

Company has advised that no items of potential liability are in existence.

There are no commitments outstanding for the purchase of supplies or equipment in excess of the customary amounts.

Subsequent Events

The Company is raising capital via a crowd-sourcing platform at $10.00 per common share with an initial offering of 100,000 shares. The total estimated proceeds after fees is $938,500. The Company anticipates use of the proceeds to fund production materials and labor, salaries, administrative expenses, advertising and marketing, and capital equipment expenditures.

QUAD MARINE, INC.

SUPPLEMENTAL INFORMATION

QUAD MARINE, INC.
SCHEDULE OF OPERATING EXPENSES
TAX BASIS
FOR THE THREE MONTHS ENDED
JULY 31, 2017

BANK CHARGES	$	42
DUES & SUBSCRIPTIONS		10
MARKETING		17
PROFESSIONAL FEES		977
TAXES & LICENSES		50
	$	1,096

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

A decade ago Tesla Motors introduced its first production vehicle, and the electric revolution was born. The Tesla roadster offered breakthrough performance and reliability with zero emissions, and signaled the beginning of a new era for the automotive industry.

Today, Quad Marine continues in the same spirit of innovation with the introduction of the Quad 44, a groundbreaking catamaran that will lead the marine industry's transition to clean electric propulsion.

The Quad 44 offers much more than just an alternative to outdated combustion engine propulsion. Our goal was to design and build the most advanced 4-cabin cruising catamaran in the world. We discarded old ways of thinking and eliminated the design flaws of traditional catamarans. The result is a groundbreaking all-new design that that offers an unprecedented combination of comfort, performance, and safety. The Quad 44 is destined to become the premier marine recreation platform in cruising destinations around the world.

The Quad 44 is a cruising catamaran reimagined and redefined for the 21st century, with a stunning design like no other boat in the world. The solar/electric propulsion system offers quiet operation and high reliability, with zero emissions and minimal maintenance. The innovative raised-cabin configuration delivers an exceptionally comfortable cruising experience for up to 10 guests.

Compared to the outdated design of traditional catamarans, the Quad 44 delivers superior performance in seven key areas, making it the ideal choice for day sailing, live-aboard, or extended cruising.

The Quad 44 features an innovative new hull configuration that separates the accommodation space from the float hulls. The sleek wave-piercing hulls substantially reduce drag and increase speed. The upper main hull is optimized for passenger comfort, with an astonishing 40% larger interior space than typical catamarans. The four raised cabins are isolated from wave noise and cold water.

The low-profile twin hulls of the Quad 44 have a freeboard of only 24 inches, allowing easy and safe boarding from a side dock . Access to the central hull is through entry doors on both sides of the boat. For Mediterranean mooring, a boarding gangway extends from under the aft deck.

The main hull encloses the 4 staterooms and saloon in an efficient aerodynamic design to minimize drag over and under the boat. The boat's innovative profile also reduces the effects of high cross winds that may be experienced on the open ocean.

The buoyancy of the central hull is separated from the low-profile twin hulls. This allows wave crests to pass over the twin hulls without impeding the forward motion of the boat. The underside of the main hull is also designed to reduce wave impacts and noise in heavy seas.

Under the surface, the Quad 44 is powered by silent electric drive units on each of the twin hulls. The complicated transmission mechanism used with traditional diesel engines has been eliminated, along with its associated maintenance and reliability problems.

Dual solar arrays deliver more than 5 kW of power in optimum conditions, and allow cruising at 5 knots under solar power alone. Battery banks within the twin hulls are isolated from the accommodation space, and feature independent port and starboard systems for high reliability.

The forward helm station provides full protection in inclement weather, and offers exceptionally clear line of sight with a view of over 300 degrees. The boarding doors on each side of the boat can also be opened in the harbor for increased visibility.

Two auxiliary helm positions are available on the aft deck, giving the skipper maximum flexibility for fair weather sailing.

The Quad 44 finally offers an elegant solution to stowing and deploying shore craft. Dual dinghies are stowed out of sight in twin storage compartments under the central hull. Once lowered, the dinghies are easily moved across the side decks into the water where they can be safely boarded.

The groundbreaking design of the Quad 44 sets a new standard for comfort, performance, and safety in a 44-foot catamaran. Ten adults can be comfortably accommodated in 12 separate spaces, including 4 staterooms, 4 ensuite bathrooms, the central saloon, the upper deck, and twin side decks. With its unprecedented versatility the Quad 44 is the ideal marine recreation platform for the 21st century.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.